


AiPEXAR
An AI Powered US Equity Adjusted Total Return Index



Monthly Performance Report - November 2023

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



AI Powered US Equity Adjusted Total Return Index

Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 11/30/2023

YTD	12.70%
1Y	5.21%
3Y	6.43%
5Y	35.52%
10Y	145.25%
10Y Volatility	18.07%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 11/30/2023

Top 10 Holdings: As of 11/30/2023

	Index Weight(%)	Sector
NVIDIA CORP	5.02%	Electronic Technology
APPLE INC	3.29%	Electronic Technology
META PLATFORMS INC	2.58%	Technology Services
TESLA INC	1.90%	Consumer Durables
ELI LILLY & CO	1.58%	Health Technology
PROCTER & GAMBLE CO	1.54%	Consumer Non-Durables
SALESFORCE INC	1.11%	Technology Services
MICROSOFT CORP	1.08%	Technology Services
PEPSICO INC	1.04%	Consumer Non-Durables
JPMORGAN CHASE & CO	1.02%	Finance
Total	20.15%	

Annual Index Performance: Historical & Simulated*

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
-30.3%	30.8%	21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%	-24.3%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 11/30/2023



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
December 01, 2023



Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	3.64%	2.91%
Consumer Non-Durables	6.67%	4.64%
Consumer Services	3.67%	3.46%
Electronic Technology	18.06%	16.45%
Finance	12.25%	12.78%
Health Technology	11.88%	9.32%
Producer Manufacturing	3.82%	3.87%
Retail Trade	5.98%	7.25%
Technology Services	16.46%	20.85%
Transportation	2.90%	1.84%

■ Portfolio　　■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	0.33%	0.28%
Consumer Non-Durables	0.20%	0.06%
Consumer Services	0.31%	0.26%
Electronic Technology	1.93%	1.75%
Finance	1.40%	1.12%
Health Technology	0.58%	0.59%
Producer Manufacturing	0.41%	0.30%
Retail Trade	0.55%	0.53%
Technology Services	2.29%	1.65%
Transportation	0.22%	0.26%

■ Portfolio　　■ Solactive US Large & Mid Cap Index

